

OFFERING MEMORANDUM

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# The Bourbon Room NH

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

### (A) The Company

| | |
|---|---|
| Name of Company | The Bourbon Room NH |
| State of Organization | NH |
| Date of Formation | 11/03/2020 |
| Entity Type | Limited Liability Company |
| Street Address | 1150 Woodbury Ave Apt 4, Portsmouth NH, 03801 |
| Website Address | www.thebourbonroomnh.com |

### (B) Directors and Officers of the Company

| Key Person | David Richardson |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>Owner<br>2020 |
| Other business experience<br>(last three years) | Bartende Manager *Residence Inn Marriot*, Portsmouth, NH  2017-2019<br><br>Beverage Manager *The Bourbon Room*, Dover, NH  2016-2017<br><br>Director of Events *Orchard Street Chop Shop Inc*, Dover, NH  2016<br><br>General Manager ~ Flat Iron Catering  2012-2013<br><br>~ Orchard Street Chop Shop Restaurant  2004-2006<br><br>~ Crescent City Bistro (closed) 2005-2006<br><br>Assistant General Manager *Applecrest Farm Bistro*, Hampton Falls, NH  2015<br><br>Waiter *York Harbor Inn*, York, ME  2013-2014<br><br>Food & Beverage Manager *Eastland Park Hotel,* Portland, ME  2007-2008<br><br>Bar Manager *Mader's German Restaurant*, Milwaukee, WI  1996-2001<br><br>Front of House Manager *Country Kitchen Restaurant*, Sheboygan, WI 1989-1995 |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| David Richardson | 100% |

(D) The Company's Business and Business Plan

The Team

Corey Richardson, Owner

| | | |
|---|---|---|
| Bar Manager | Residence Inn Marriot, Portsmouth, NH | 2017-2019 |
| Beverage Manager | The Bourbon Room, Dover, NH | 2016-2017 |
| Director of Events | Orchard Street Chop Shop Inc, Dover, NH | 2016 |
| General Manager | ~ Flat Iron Catering | 2012-2013 |
| | ~ Orchard Street Chop Shop Restaurant | 2004-2006 |
| | ~ Crescent City Bistro (closed) | 2005-2006 |
| Assistant General Manager | Applecrest Farm Bistro, Hampton Falls, NH | 2015 |
| Waiter | York Harbor Inn, York, ME | 2013-2014 |
| Food & Beverage Manager | Eastland Park Hotel, Portland, ME | 2007-2008 |
| Bar Manager | Mader's German Restaurant, Milwaukee, WI | 1996-2001 |
| Front of House Manager | Country Kitchen Restaurant, Sheboygan, WI | 1989-1995 |

EXPERIENCE:

Culinary

· Classical and practical training

· Pantry preparation and line experience

Restaurant

· Purchasing, inventory control, knowledge, and education of bar and staff.

· Day-to-day operations and supervision of front of house staff.

· Staff scheduling and daily staffing needs.

· Exceeding customer expectations.

· Banquet and catering coordination and floor supervision.

· Hiring, training and education of front of house staff.

Hotel

· Coordination of multiple outlets for hotel.

· Supervision, training, and education for multi-unit service area.

· Inventory, purchasing, pricing for restaurant and lounge needs

· Working knowledge of staffing, labor, budgeting, and forecasting.

Theatre

· Stage Management

· Stage and Lighting Design and Construction

· Artistic Designer

· Live back of house management

Computer

· MenuPro

· POS (Squirl, Micros, Aloha),

· Microsoft Word, Excel


Current Projects

The Bourbon Room NH

www.thebourbonroomnh.com

EDUCATION:

Stave & Thief Society

Bourbon Steward                                                 2018


The Bourbon Room concept is several ideas under one roof, diversity and multiple revenue streams being its strength. A quiet, cozy location where you can explore the world of whiskey, experiment with cocktails, as well as taste some fine Cajun-creole comfort foods at your leisure.

In addition, we intend to offer several programs aimed a guest retention, including The Portsmouth Bourbon Society membership tiers, a Private Whiskey Locker program, as well as a unique Bottle Keep Program.

From cocktails to drams. to flights and verticals, we strive to explore both the traditional while striving to think outside the box. And we're not just all about bourbon, there is a whole world of whiskey out there, in addition to the whole spectrum of spirits. Finally, to be considered are the New Hampshire and New England craft cocktail movement. A two-pronged approach, first to support local, and second is to consider the tourist and traveler.

All investments will offer 1.5 times return on their return. Tentative opening date is September 15th, and 90 days after opening ROI opportunities would begin. If this timeline holds, it's very possible that some people could have a very, merry Christmas! With all investment commitments realized within a four year window, depending on the investment.

Our Offerings

Bourbon is just the beginning, there is a whole world of whiskey to explore, and beyond. Once

established, some avenues to explore as we can take advantage of the location and expanding hours.

- Fahey's Irish: Beyond whiskey, there is so much more. And as of now there is zero representation of this in Portsmouth
- Spirits Tasting Room: Focusing on New Hampshire first, New England only. There is so much potential alone in our own backyard, and with our neighbors alone.
- Run for the Roses: A Kentucky, and Bourbon staple, the Kentucky Derby opens up a whole world of southern exploration
- Flights of Fancy: Tasting and paring is no longer so simple. be it for bourbon, food, or even cocktail flights, exploration is half the fun
- The Manhattan Project: An exploration of one of the foundations of Bourbon lovers

Private Lockers ~

I will be offering personal lockers for all your Bourbon and other spirits needs. A limited number of lockers will be available as part of the investor package. Anyone who makes an investment of at least $5,000 and above will have the option of reserving a Lifetime Locker, and with no other cost ever for maintaining their locker. As an added bonus, at anytime in the future (after opening night) you can cancel your locker membership and be reimbursed no strings attached at any time.

Why you should invest

- Location: My target location is downtown Portsmouth, minutes away from over 750 hotel rooms alone.
- Exclusivity: The only non-smoking whiskey bar along the seacoast.
- Beyond Bourbon: There is a whole world of whiskey to explore, and all signs point to no end in sight.

Our Story

Where Bourbon County meets Bourbon Street. An exploration of America's one true spirit, along side another original, that of New Orleans Cajun-Creole cuisine.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF

THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $150,000 |
| Offering Deadline | June 3, 2022 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $250,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Start up/Insurance/Permits | $30,000 | $50,000 |
| Physical equipment | $40,000 | $50,000 |
| Inventory | $40,000 | $50,000 |
| Social media/misc. | $20,000 | $35,000 |
| Opening day + | $11,000 | $50,000 |
| Mainvest Compensation | $9,000 | $15,000 |
| TOTAL | $150,000 | $250,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 4.5 - 7.5%[2] |
| Payment Deadline | 2030-01-01 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.7 x<br>1.6 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 1.73% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.5% and a maximum rate of 7.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $150,000 | 4.5% |
| $175,000 | 5.2% |
| $200,000 | 6.0% |
| $225,000 | 6.8% |
| $250,000 | 7.5% |

[3] To reward early participation, the investors who contribute the first $150,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $150,000.0 has been raised in the offering will receive a 1.6x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
| --- | --- |
| David Richardson | 100% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

### (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

No operating history

The Bourbon Room NH was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $800,000 | $880,000 | $941,600 | $988,680 | $1,018,340 |
| Cost of Goods Sold | $250,000 | $275,000 | $294,250 | $308,962 | $318,230 |
| Gross Profit | $550,000 | $605,000 | $647,350 | $679,718 | $700,110 |
| EXPENSES | | | | | |
| Rent | $76,000 | $77,900 | $79,847 | $81,843 | $83,889 |
| Utilities | $50,000 | $51,250 | $52,531 | $53,844 | $55,190 |
| Salaries | $200,000 | $220,000 | $235,400 | $247,170 | $254,585 |
| Insurance | $30,000 | $30,750 | $31,518 | $32,305 | $33,112 |
| Equipment Lease | $30,000 | $30,750 | $31,518 | $32,305 | $33,112 |
| Repairs & Maintenance | $25,000 | $25,625 | $26,265 | $26,921 | $27,594 |
| Legal & Professional Fees | $25,000 | $25,625 | $26,265 | $26,921 | $27,594 |
| Operating Profit | $114,000 | $143,100 | $164,006 | $178,409 | $185,034 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
| --- | --- | --- |
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V